For immediate release
                                                                February 6, 2009

                Toyota Announces Third Quarter Financial Results
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced financial results for the third quarter ended December 31, 2008.

On a consolidated basis, net revenues for the third quarter totaled 4.8 trillion yen, a decrease of 28.4 percent compared to the same period last fiscal year. Operating income decreased from 601.5 billion yen to a loss of 360.6 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was a loss of 282.1 billion yen. Net income decreased from 458.6 billion yen to a loss of 164.7 billion yen.

Operating income decreased by 962.1 billion yen. Negative factors for the decline include 560 billion yen due to the effects of marketing activities and 250 billion yen due to the appreciation of the Japanese yen against the U.S. dollar and the euro.

Commenting on the results, TMC Executive Vice President Mitsuo Kinoshita said, "Both revenues and profits declined severely during this period. The negative results are largely due to lower vehicle sales volume under difficult market conditions mainly in the U.S. and Europe, and the rapid appreciation of the yen against the U.S. dollar and the euro."

Consolidated vehicle sales for the third quarter amounted to 1.84 million units, a decrease of 443 thousand units compared to the same period last fiscal year.

In Japan, vehicle sales were 465 thousand units, a decrease of 76 thousand units. Operating income decreased by 553.6 billion yen, to a loss of 164.2 billion yen, mainly due to the appreciation of the yen against the U.S. dollar.

In North America, vehicle sales were 521 thousand units, a decrease of 235 thousand units. Operating income decreased by 311 billion yen to a loss of 247.4 billion yen including 119.6 billion yen of valuation losses from interest rate swaps. Operating income, excluding the impact of valuation losses on interest rate swaps, decreased by 217.4 billion yen, to a loss of 127.8 billion yen, mainly due to a sharp fall in vehicle sales.

In Europe, vehicles sales were 235 thousand units, a decrease of 73 thousand units. As a result, operating income decreased by 77.4 billion yen, to a loss of
43.4 billion yen.

In Asia, vehicle sales were 222 thousand units, a decrease of 19 thousand units. Operating income decreased by 23.8 billion yen, to 40.5 billion yen.

In Central and South America, Oceania, Africa and the Middle East etc., vehicle sales were 395 thousand units, a decrease of 40 thousand units. Operating income for Central and South America, Oceania and Africa decreased by 16.4 billion yen to 33.5 billion yen.


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In the financial services segment, operating income decreased by 144.8 billion yen, to a loss of 123.9 billion yen compared to the same period last fiscal year including 111.2 billion yen of valuation losses from interest rate swaps. Excluding valuation losses, operating income decreased by 50.1 billion yen. The decline was mainly due to the increase in allowance for credit and residual value losses in the U.S. despite the contribution of the increase in outstanding loan balance and the improvement in our lending margin.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2009 will be 7.32 million units, which is a decrease of 220 thousand units from TMC's forecast announced in December 2008. Consolidated net revenues and earnings forecasts for the fiscal year have also been revised, to consolidated net revenues of 21 trillion yen, operating loss of 450 billion yen, negative income before income taxes, minority interest and equity in earnings of affiliated companies of 500 billion yen and net loss of 350 billion yen.

Commenting on the forecasts for FY2009, Kinoshita said, "Due to the severe automotive market situation, we have revised our forecast for FY2009." Kinoshita also commented on the ongoing profit improvement activities, "As we announced last November, we have been operating under the newly established "Emergency Profit Improvement Committee". To accelerate our activities further with the aim of reforming our earning structure as swiftly as possible, we will focus more on how we can maximize revenues, by developing a new product line-up that responds to the customers' requirements in each region. For the mid-term, we plan to enhance the development of hybrid and compact vehicles which we believe are the key to our future growth. For example, our new generation Prius will launch in May, followed by Lexus' first exclusive hybrid vehicle, the HS250h this summer. We are also thoroughly reviewing our entire business to reduce costs across the board. We are aiming to implement a more effective cost structure in the areas of research & development, production and sales operations. Specifically, we plan to expand the scope of our emergency value analysis to achieve further cost reduction and reduce fixed costs by 10%. By taking these measures, we will overcome the current crisis and evolve into a company with a higher level of efficiency and resilience."


(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)
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   Cautionary Statement with Respect to Forward-Looking Statements
   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government


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   policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
   A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

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